Exhibit 12.4

Ameren Energy Generating Company Computation of Ratio of Earnings to Fixed Charges (Thousands of Dollars, Except Ratios)

	9 Months Ended		Year Ended
	September 30,		December 31,
	2007		2006
Net income from continuing operations	$83,855		$48,929
Less- Change in accounting principle	-		-
Less- Income from equity investee	-		-
Add- Taxes based on income	52,306		21,955

Net income before income taxes and change in accounting principle	136,161		70,884

Add- fixed charges:
Interest on long term debt	42,062	(1)	59,070
Estimated interest cost within rental expense	106		107
Amortization of net debt premium, discount, and expenses	440		586

Total fixed charges	42,608		59,763

Earnings available for fixed charges	$178,769		$130,647

Ratio of earnings to fixed charges	4.19		2.18

(1)  Includes FIN 48 interest expense